

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

February 2, 2007

Mr. Gerald L. Storch
Chairman and Chief Executive Officer
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

> **Re: Toys "R" Us, Inc.
> Form 10-K for the Fiscal Year Ended January 28, 2006
> Filed April 28, 2006
> File No. 1-11609**

Dear Mr. Storch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. We note that you disclose gross margin as a percentage of sales and period-to-period changes in operating results excluding the impact of items such as foreign currency translation, the Kids "R" Us store closings, the sale of Toysrus.com – Japan, the 2004 inventory initiative, and the initial implementation impact of EITF 03-10 and EITF 02-16. As these non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, please tell us why you believe disclosure of these measures are allowable. If you are able to justify presentation of these disclosures, you must meet the burden of demonstrating the usefulness of the non-GAAP measure. Therefore, please disclose the following information in future filings:

    •   The manner in which you use these non-GAAP measures to conduct or evaluate business;

    •   The economic substance behind your decision to use these measures;

    •   The material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures, and;

    •   The substantive reasons why you believe these non-GAAP financial measures provide useful information to investors.

    In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles each of the non-GAAP measures to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Contractual Obligations and Commitments, page 46

2. To the extent that your contingent rent payments and payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since this table is aimed at providing additional information that is material to understanding a company's cash requirements, you may want to disclose amounts paid in prior years for contingent rent, maintenance, insurance and taxes in order to provide a context for

the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Insurance Risks, page 62

3. We note that you insure a substantial portion of your workers' compensation, general liability, auto liability and property insurance risks through a wholly owned insurance subsidiary. Please tell us whether this subsidiary provides insurance services to unrelated third party customers, and if so, how revenue is recognized on these services. To the extent your insurance and other service-based operations are material, please separately disclose sales and costs of sales from services on your statements of operations as required by Rule 5-03 of Regulation S-X.

Revenue Recognition, page 63

4. You disclose that you recognize revenues from gift cards as they are redeemed. Please tell us and disclose in future filings your gift card accounting policies, including whether or not you recognize breakage and whether your gift cards have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and your estimated gift card breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

5. We note that your franchisees and licensees operated 336 franchised or licensed international stores as of January 28, 2006. Please describe the arrangement you have with your franchised and licensed stores and whether they pay a franchising and licensing fee to you. If fees are received, tell us and disclose in future filings, your revenue recognition policies for the fees received. Additionally, please provide us with information regarding the significance of these operations to your overall consolidated financial statements.

Credit and Allowances Received from Vendors, page 64

6. Please tell us how your classification of cooperative advertising allowances as a reduction of product costs is consistent with EITF 02-16. To the extent material, please revise future filings to disclose the amounts of cooperative advertising funds netted against cost of sales for each period presented.

<u>Note 5 – Restructuring and Other Charges, page 71</u>

7. We note the announcement of your decision to close all remaining freestanding Kids "R" Us and Imaginarium stores during fiscal year 2003. Please tell us why these store closures were recorded as restructurings rather than presented as discontinued operations. Since Kids "R" Us was historically a reportable segment, it appears that this would meet the criteria as a component of an entity, and therefore, reported as discontinued operations. Refer to SFAS 144 and EITF 03-13.

<u>Note 6 – Merchandise Inventories, page 73</u>

8. Please tell us why inventories would be unchanged at fiscal year ends 2005 and 2004 had all inventories been valued at the lower of FIFO, cost or market. If your disclosures are intended to comply with Rule 5-02.6(c) of Regulation S-X to indicate that the excess of replacement or current cost over stated LIFO value is immaterial, please clarify your disclosures accordingly.

<u>Note 12. Stock-Based Compensation, page 79</u>

9. We note your disclosure on page 80 that you sold 62,805 common strips of restricted stock to officers of the company on January 28, 2006 for $26.75, the fair market value as of that date and the same value given to the former holders of your common stock in consummation of the merger transaction. Please tell us the methodology and significant assumptions you use in determining the fair value of your common stock/strips and clarify whether the valuations are contemporaneous valuations performed as of the dates of grant of your stock-based awards. Please also provide us a timeline that illustrates how the value of your common stock/strips has changed since your merger transaction.

<u>Controls and Procedures, page 107</u>

10. You indicate that there can be no assurance that any disclosure controls and procedures will succeed in achieving their stated goals under all potential future conditions. Please revise future filings to indicate that you designed your disclosure controls and procedures to provide "reasonable assurance" of achieving the desired control objectives. Please also revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the "reasonable assurance" level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Yong Kim (Staff Accountant) at (202) 551-3323 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief